Exhibit 99.1
trivago N.V. Announces an Extraordinary General Meeting of Shareholders to Approve One-time Extraordinary Dividend
DÜSSELDORF, Germany, September 15, 2023 - trivago N.V. (NASDAQ: TRVG) announced today that an extraordinary general meeting of shareholders (“EGM”) will be held on November 1, 2023 at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands. The meeting will start at 3:00 p.m. CEST.
trivago’s management board, with the approval of its supervisory board, has resolved to issue a one-time extraordinary dividend, totaling EUR 184,380,959 (or approximately EUR 0.53 per share). Part of this extraordinary dividend in the amount of EUR 167,893,889 is subject to trivago shareholder approval. The only agenda item for the EGM relates to this part of the proposed dividend. The payment date for the distribution on the common shares is anticipated to be on November 6, 2023, with a record date of November 3, 2023. Relevant details regarding the payment date for trivago’s American Depositary Shares will be announced at a later time.
Further information regarding the proposed dividend is contained in the convening notice and explanatory notes for the EGM, which are available free of charge in the Investor Relations section of trivago N.V.'s corporate website at ir.trivago.com.
About trivago N.V.
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices.
Media Contact
corentine.aronica@trivago.com
Investor Contact:
ir@trivago.com
Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.
As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.